UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

QUALSTAR CORPORATION

(Name of Issuer)

COMMON STOCK, no par value

(Title of Class of Securities)

74758R 10 9

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74758R 10 9

1		NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard A. Nelson

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES REPORTING BENEFICIALLY OWNED BY EACH PERSON WITH	5	SOLE VOTING POWER

2,047,750

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

2,047,750

	8	SHARED DISPOSITIVE POWER

0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,047,750

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.1% (based on shares outstanding on December 31, 2002)

12	TYPE OF REPORTING PERSON (See Instructions)

IN

Page 2 of 5 Pages

Item 1.
	(a)	Name of Issuer: Qualstar Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

3990-B Heritage Oak Court Simi Valley, California 93063

Item 2.
	(a)	Name of Person Filing: Richard A. Nelson

	(b)	Address of Principal Business Office:

3990-B Heritage Oak Court Simi Valley, California 93063

	(c)	Citizenship: United States of America.

	(d)	Title of Class of Securities: Common Stock, no par value

	(e)	CUSIP Number: 74758R 10 9

Item 3.
If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

	(e)	☐	Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940;

	(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

	(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note, See Item 7);

	(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

If this statement is filed pursuant to 13d-1(c), check this box. ☐

Item 4.	Ownership.

	(a)		Amount beneficially owned: 2,047,750 shares of Common Stock

	(b)		Percent of Class: 16.1% (based on shares outstanding on December 31, 2002)

	(c)		Number of shares as to such person has:

	(i)		sole power to vote or to direct the vote of :	2,047,750

	(ii)		shared power to vote or to direct the vote of:	0

	(iii)		sole power to dispose or to direct the disposition of:	2,047,750

	(iv)		shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of 5% or Less of Class.

              If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:  ☐

Page 3 of 5 Pages

Item 6.	Ownership of More Than 5% on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 4 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003	/s/ RICHARD A. NELSON

Name: Richard A. Nelson

Page 5 of 5 Pages